viit health

Painless Monitoring for Personalized Prevention

Index

Objective	P.1
Team & Traction	P.2
Technology	P.3
Detection	P.4
Prediction	P.5
Go-to-Market	P.6
Commercial Plan	P.7
Company Structure	P.8
Competitive Landscape	P.9
Stage of Development	P.10
Financial Position	P.12
Financial Projections	P.13

Objective

Non Communicable Diseases
are the largest cause of death

43 M
deaths per year

80%
are preventable

Cardiovascular 19 M
Cancers 10 M
Respiratory 4.1 M
Diabetes 2 M
Liver Cirrhosis 1.3 M

Kidney 1.2 M
Digestive 1.1 M
Neurological 1 M
Mental .8 M
Other 2.3 M

WHO - Noncommunicable Disease Fact Sheet

"Empower healthier lives through effortless prevention"

Extend 1 million lives by 10 healthy years

Wider awareness and regular monitoring

Simple & Accesible
30 seconds
Painless
Proven

Effective Incentives
Personalized
Prediction
Advice



Glucose **Heart Rate** **SpO2** **Blood Pressure**

HRV · Arterial Compliance · Vascular Aging · Perfusion Index · Respiratory Rate

Team & Traction



MS Mayra Mora
MSc - Arts et Métiers
Technology Director



Antonio García
PhD - UC.Berkeley
Science Director



MS Victoria Merino
MSE - U.Pennsylvania
Research Director



Fernando Gomez
Entrepreneur
Executive Director



Felix Agakov
PhD - U.Edinburgh
Artificial Intelligence



Adriana Monroy
MD/PhD - UNAM/UT
Clinical Research



Lorena de la Maza
MD - UNAM/Harvard Med
Medical Strategy



Luis Gomez
JD - Harvard Law
Corporate Affairs

SOFTEQ · HAMAMATSU · Fresh · InBody · PHARMATICS · SABACICA

STARTUP WORLD CUP · PEGASUS TECH VENTURES

Global Finalist 2022
4°/15,000



President Claudia Sheinbaum · Support from the Mexican Government (SECTEI / SEDESA)

5 Institutional Collaborations

GOBIERNO DE LA CIUDAD DE MÉXICO · HOSPITAL GENERAL de MÉXICO DR. EDUARDO LICEAGA · IMSS

- $4.8 M raised
- Patent Pending
- 4 R&D Grants
- TRL 5/6
- 4 Iterations
- 4 Clinical Trials
- 3,700+ patients
- 180u requested

Technology



Near Infrared Spectroscopy · Quantum Light Rotation

Molecular Vibrational Absorption (NIR)


Symmetric
Asymmetric
Bending
Photon
Electron
Nucleus
Ground State
Absorption
Excited State

Electronic Absorption (Visible)

Right Rotation (Dextrorotatory)


Vertically polarized light
Right-handed
Left-handed
Horizontally polarized light

Left Rotation (Levorotatory)

Photoplethysmography


Processed SF
After Filtering, Flipped
Before Filtering, Flipped, Zoomed
After Filtering, Flipped, Zoomed
Intensity
Time (s)


Spectrometer Graph
660
870
940
Dark
Filter2
Filter3
Absorbance
Filter1
Avg.
60,000
50,000
40,000
30,000
20,000
10,000
0

Spectral Footprint


Correlated SF
time
y

Detection

Multi-metric Competitors	Apple Watch	Galaxy Watch	Omron H.Guide	Withings	iHealth	BodiMetrics
	2	3	2	1	1	3

Fully Non Invasive
Integrated Biomarker Landscape

Viit Health (4 biomarkers) - Our optical components allow for a high quality PPG signal

FDA - MAE ±5 BPMs
FDA - MAE 3%
FDA - MAE ±5 mmHg
FDA - MAE ±15-20 mg/dl



	Heart Rate	SpO2	Blood Pressure	Blood Glucose
MC	Periodicity	Absorbance Ratios	PPG Form Features	Absorbance/Rotation
C. MAE	2.4 BPMs	0.5%	4.87 - 4.89 mmHg	±20.8 mg/dl [1] Val. Efficiency - 92.19%
Ex. MAE	**<3 BPM ***	**<1% ***	**<5 mmHg ***	**±15 mg/dl ***

Derived Markers
Improve Detection - New Correlations

HR Variability · Vascular Aging
Respiratory Rate · Perfusion Index
Arterial Compliance

Integrated Methodology

- **A** - Preparatory ML (DSP)
- **B** - Classical ML (GPR, etc)
- **C** - Deep Learning (RNN, etc)

Final Predictive Measurement

* Expected Results cannot be guaranteed · 1) Results obtained for normal BG levels (75 - 114 mg/dl) in previous Clinical Studies and validated according to class prediction (75-83, 84-93, 94-104,105-114 mg/dl)

Prediction

Glucose · **Heart Rate** · **SpO2** · **Blood Pressure**

HRV · Arterial Compliance · Vascular Aging · Perfusion Index · Respiratory Rate


viit health

PP0087-1

General · Anthropometric · Vitals · Body Composition · Blood Chemistry

Variable	Result	Unidad	Instrument	Error
Height	160	CM	Cinta Métrica	0%
Weight	95	kg	InBody	TBD
Waist (C)	103.5	CM	Cinta Métrica	0%
Hip (C)	103	CM	Cinta Métrica	0%
Neck (C)	45.5	CM	Cinta Métrica	0%
Finger (C)	12 Y	CM	Cinta Métrica	0%

Sparse Parametric
Non Parametric
Temporal Embeddings
(Risk Prediction)

Optical novel predictors



Prediction before damage

i.e.

Hypertension
(consistently high BP)

Coronary Artery Disease (CAD)
(poor VA & PI, high BP, poor AC)

Ventricular Hypertrophy
(high BP & HR, poor VA)

Type 2 Diabetes
(consistently high BG, odd BP & AC)

Asthma
(High HR, low PI & SpO2)

1 +27 conditions

- Hypotension
- Atrial Fibrillation
- Tachycardia
- Bradycardia
- Heart Failure (CHF)
- Arteriosclerosis
- Peripheral Artery Disease (PAD)
- Ischemic Heart Disease
- Orthostatic Hypotension
- Hypoglycemia
- Metabolic Syndrome
- Insulin Resistance
- C. Obstructive Pulmonary Disease (COPD)
- Pulmonary Hypertension
- Anemia
- Atherosclerosis
- Autonomic Dysfunction
- Dehydration
- Overtraining Syndrome
- Polycystic Ovary Syndrome (PCOS)
- Non-Alcoholic Fatty Liver Disease (NAFLD)
- Gestational Diabetes (…)

2 +19 complications

- Diabetic Retinopathy
- Stroke
- Transient Ischemic Attacks (TIAs)
- Sudden Cardiac Arrest
- Heart Attack (Myocardial Infarction)
- Aneurysm
- Blood Clots
- Chronic Kidney Disease (CKD)
- Preeclampsia
- Pulmonary Embolism
- Respiratory Failure
- Pulmonary Edema
- Deep Vein Thrombosis
- Critical Limb Ischemia
- Cognitive Decline
- Dementia
- Multi-Organ Dysfunction Risk (s. inflammation)
- Peripheral Neuropathy
- Shock (Hypovolemic or Cardiogenic)

92 Wellness Score

NCD Risk Prediction (5 yrs)

T2 Diabetes	4%
Hypertension	10%
Anemia	2%
Ischemic HD	2%

Go-to-Market

Customer Segments
Risk & Organization Structure

Targeted Personalized Prevention
US · Mexico · Canada · LATAM



Public Health, Prevention & Personalized Medicine Market

$780 B

NCD Economic Burden - 2030

$47 T

WHO · CDC · Global Wellness Institute · WEF

1 **Women**
213K Org
348M Ind
Maternity Clinics
Fertility Clinics
Comm. Centers
...

2 **Elders**
158K Org
118M Ind
Retirement Homes
Insurance
...

3 **Children**
255K Org
67M Ind
Pediatric Clinics
School Programs
...

Special Attention

Underserved Communities

PLENNA
Women's Health Clinic

Cost Reduction

97% Less Time

95% Less Analysis Cost

Revenue Increase


2,500
50%
At Risk
1,500
30%
In Treatment
1,500
30%
Very Healthy
1,000
20%
Healthy

5,000 Patients


viit health
Sofia-Alvarez
General
Antropometric
Vitals
Body Composition
Blood Chemistry
Preeclampsia 4%
Diabetes 20%
Hypertension 18%
Oxygen Saturation (SpO2) 99% SpO2 Bioviit



Sofia Alvarez
Woman · 28
sofia@viit.health

Wellness Score **89**

March 25 - 2024

Results | History

Glucose	HR	SpO2	Blood Pressure		Temperature
	86 BPM	99 SpO2	112 Systolic	65 Diastolic	36 Celsius

Sofia, your results indicate that you keep improving. Remember to do your anaerobic exercises to strengthen your circulatory system!

Commercial Plan

* Forward Looking Projections cannot be guaranteed

$350
Device Cost

$200-$500
Mo. Org Subscription

$10-$20
Mo. Individual Subscription

Validation — **Targeted Personalized Prevention** (B2B/B2B2C)

Growth — **Individual Prevention** (B2C)

Maturity — **Treatment** (B2B/B2C)

Market Activation

Underserved Population
Focus on Women

Units: 200 - 550
Revenue: $3M *
2026-27 (MX)

Expansion

Women
Elders
Children

Units: 15K
Revenue: $13M *
2028 (US)

At Risk / Wellness Conscious
Use-at-Home Telemedicine

Units: 60K
Revenue: $42M *
2029

Hospitals / MDs / Patients
Diagnosis
Treatment

Units: 119K
Revenue: $80M *
2030 (LATAM)

200 Units Requested

Clients & Commercial Partners

Company Structure

viit health

C Corporation
Delaware, US
Incorporated

Principal Company (Headquarters)

Owns all subsidiaries
Holds all IP
Consolidates Global Financials
Global Contracts & Investments
US Team / Optics & Hardware Laboratory
US / Canada Sales
Manufacturing (Optional)
Royalties / Licensing / Transfer payments (Subs)

NIH · SBIR · STTR America's Seed Fund

Grant Opportunities (SBIR / NIH)
$2.4M - $6M (R&D)

1º Submission (40%) - Apr
(Active)

2º Submission (70%) - Sep
3º Submission (90%) - Jan

Medical: Cedars Sinai · Endeavor Health · Penn Medicine

Commercial: Walmart · Henry Schein (Solutions for Health Care Professionals) · novo nordisk

Product: Fresh · Jabil Healthcare · Hamamatsu · ASU

viit health

S.A.P.I. Corporation
Mexico City, MX
Pending

Clinical Research Hub

Clinical Research & Calibration
Regional Contracts
MX Team
Mexico & LATAM Sales
Manufacturing (Optional)

Clinical: Hospital Juárez de México · Hospital General de México Dr. Eduardo Liceaga · Dr. Vagón (El Tren de la Salud) · Universidad Anáhuac · Plenna · Universidad Panamericana · Secretaría de Salud · IMSS

Manufacturing: Intesc · Arroba Ingeniería · SolexVintel

Grant Opportunities
(CONAHCYT / SECTEI)
4 Previous Grants ($3 M)

Clinical Trials - May ($150K)
(Prepared)

CONAHCYT (Consejo Nacional de Humanidades Ciencias y Tecnologías) · Gobierno de la Ciudad de México



viit health

LTD Corporation
Ireland, EU
Pending



Research & Development Hub

Machine Learning & AI
Regional Contracts
EU Team
European & UK Sales
Manufacturing (Optional)

Development: Pharmatics · Softeq · Dassault Systemes · Biomodex · Hemex · Nova Universidade Nova de Lisboa · iED Institute of Entrepreneurship Development

Grant Opportunities
(Horizon Europe / NHS)
Previous (7/8 - $12M EU)

Personalized Prevention 2026

NHS · European Commission

Competitive Landscape

Abbott · Dexcom · J&J · Huawei · Samsung · Apple

Big Tech & Pharma are limited by flexibility (Business Model, Brand, Form Factor) & Technical Challenges - **They support DeepTech Startups**

Glucose Monitoring

Company	Technology	**Universality** Collective use	**Affordability** vs Puncture/CGM	**Accuracy** & Simplicity	**Commercial** Availability	**Diversification** Other Markers	**Pain** Invasive	**Seed Round** Comparison
viit health $4.8 M funding	Transmittance NIR Spectroscopy PPG / Quantum Light Rotation Multi-sensor (Optical / Bioimpedance) AI Insights / Desktop / Portable Strong Signal / Multi-metric / Collective	5	5	5	4	5	5	**$3,300,000** (TBR) 2024
cnoga Digital Care $60 M funding	Reflective NIR Spectroscopy Multi-sensor (Op./Thermal /Bioimpedance) Calibrated with Puncture Measures in Interstitial Fluid Faint Signal / Heavy Noise / Individual	3	4	5	4	3	5	**$12,500,000** 2014
DIAMONTECH $20 M funding	Reflective mid-IR Spectroscopy Photothermal Process Portable device Measures in Interstitial Fluid Faint Signal / Heavy Noise / Uni-metric	5	3	5	4	2	5	**$5,000,000** 2018
Graphwear $25 M funding	Nanotechnology / Reverse Iontophoresis Ionized Molecule Attraction Graphene base wearable Measures in Interstitial Fluid Faint Signal / Heavy Noise	2	3	5	4	3	5	**~$2,000,000** 2017
KNOW LABS $12 M funding	Dielectric Spectroscopy / Radio Frequency Multi-sensor (Optical/Thermal) Semi-wearable Measures in Interstitial Fluid Faint Signal / Significant Confounders	2	3	4	4	2	5	**$5,900,000** 2020
ŌURA +$200 M funding	Smart ring for biomarker tracking Does not measure Glucose / Blood Pressure	2	2	3	5	5	5	**$2,300,000** 2015

Stage of Development

TRL 5-6
System demonstration
Relevant Environment

2017



2025

3.0

Lipids
Ox. Stress

2025 Product Completion

2026 Commercialization

Final Iteration (3.0)
Quantum Light Rotation
Bioimpedance
Signal Reproducibility
Prototype Prod (10 u)

Fresh

NIH Grant
($2.4M)

ML Training
Specificity
Sensitivity

PHARMATICS

Full Patent

Research Paper

Prevention App

Production
(200 u)

Regulation (Prev)
COFEPRIS
SpO2/HR/BP

Specialized Study
(Women)

Placement
(200 u)

Market Activation
(Women/Underserved)

Regulation (Prev)
FDA
SpO2/HR/BP

Commercial Contracts
(10,000 units)

Growth Capital
($10 M)

Production
(10,000 units)

Market Expansion
(US/MX)

Profitability

Cross-Sectional Study · 100K p

Second Largest Glucose
Protocol in Mexican History
Multi-Centric / Cost <$500K

HOSPITAL GENERAL de MÉXICO DR. EDUARDO LICEAGA	HOSPITAL JUÁREZ DE MÉXICO	GOBIERNO DE LA CIUDAD DE MÉXICO		Dr. Vagón El Tren de la Salud	Endeavor Health	PLENNA
1,350 p	1,350 p	3,000 p	14,000 p	80,000 p	1,350 p	500 p

Blood Pressure (Sphygmomanometer)



HR & SpO2 (Pulse Oximeter)



Blood Glucose (Capillary test)



Viit Health measures in 30 seconds what could take +17 minutes







Financial Position

* Expected for Founders after SAFE conversion & equity compensation
* Series A may not be needed (financing options / revenue acceleration)
* Forward-looking projections cannot be guaranteed

Raised to Date **$4.8M**

R&D (2017-20)

$3 M (Pre Val)

Current ownership (CO): 100% Founders

Pre-Seed (2021-22)

$632 K ($15M CAP)

Seed (2023 - 2025)

$3.3 M ($20M CAP)

CO: 81.74% Founders *

Series A (Expected Q4 2026)

$10 M ($70M Exp. Val)

7% Dilution (if needed) *

Research & Development · Calibration

Grants / Founders
CONACYT
Mexico City's Gov
Predecessor Comp

SAFE
Walton Family
Crowdfunding (407 p)
Angel Investors

CONAHCYT
CONSEJO NACIONAL DE HUMANIDADES CIENCIAS Y TECNOLOGÍAS

WALTON ENTERPRISES

GOBIERNO DE LA CIUDAD DE MÉXICO

WEFUNDER

28%	12%	20%	34%	6%
Hardware & Software Dev	Machine Learning	Clinical Studies & Regulatory	Operations & Legal	Production

Product Validation · Commercial Activation

Raised $1.25M - SAFE
Softeq Venture Fund
Sabacica Capital
Crowdfunding (447 p)
Angel Investors

SOFTEQ

SABACICA

Upcoming (Potential)

Aug - **$500K** Total Impact Capital Capital
Dec - **$2.4M** SBIR - NIH

Production · Growth

Potential $2.5M
Sabacica Capital
Softeq Venture Fund

Interested Leads
MaC Ventures (lead)
Glicso Partners (co-lead)

MaC VENTURE CAPITAL

GLISCO PARTNERS

Open $2.05 M - Direct Investment
$20M Pre-Money valuation

Potential **27X ROI** 5yrs *

Financial Projections



Revenue
COGS
SG&A
$79,927,471
$42,371,033
$24,958,066
$13,105,666
$12,944,185
$4,844,777
$2,717,500
$1,375,346
$1,229,203
$1,100,756
$1.080,773
$814,159
$202,500
$60,034
$217,981
EBITDA
-$ 671,654
$ 1,418,740
$ 6,998,651
$ 28,036,164
$ 53,594,058
2026
2027
2028
2029
2030

* forward looking projections are not guaranteed

Help us reshape the future of healthcare